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                                                                 EXHIBIT (a)(10)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

---------------------------------------- :
LEE BRENIN, on behalf
of herself and all others                :  C.A.  No.  18765
similarly situated,
                                         :
               Plaintiff,
                                         :
v.                                          CLASS ACTION COMPLAINT
                                            ----------------------
                                         :
RICHARD SHERMAN, DOUGLAS S. STEPHENS,
MICHAEL M. FLEISHMAN, KIM V. KNAPP       :
FRANK O. KEENER, D. ROSS DAVIDSON,
MARTIN T. HART, STEPHEN P. LANGFORD,     :
and PJ AMERICA, INC.,
                                         :
               Defendants.
---------------------------------------- :

     Plaintiff, by her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of PJ America, Inc. ("PJA" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a transaction whereby
        ----- ----
Richard Sherman, Douglas Stephens, and other members of management would take the Company private at a price of $8.00 per share in cash in a transaction valued at approximately $20.6 million. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

     2. The offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not constitute a maximization of stockholder value for the public
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shareholders. The proposed transaction is designed to benefit certain members of
PJA management including defendant Sherman and Stephens.

     3. Further, defendants have breached their fiduciary duties owed to PJA's public stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the Company's assets.

                                  THE PARTIES
                                  -----------

     4. Plaintiff, is an, at all relevant times, has been the owner of shares of PJA common stock.

     5. Defendant PJA is a corporation organized under the laws of Delaware with executive offices located at 2300 Resource Drive, Birmingham, Alabama 35242. PJA is engaged in the purchase, sale and management of Pappa John's pizza restaurants. As of February 8, 2001, PJA has approximately 4.324 million shares of common stock outstanding and hundreds of stockholders of record. PJA's stock trades over the NASDAQ National Market System.

     6. Defendant Richard Sherman is, and was at all relevant times, Chairman of the PJA Board of Directors. Sherman owns or controls approximately 446,733 or 7.7% of PJA's outstanding stock.

     7. Defendant Douglas Stephens, is and was at all relevant times, Chief Executive Officer and a Director of PJA. Stephens owns or controls approximately 264,339 or 4.6% shares of PJA's stock.

     8. Defendant, Michael M. Fleischman, is and was at all relevant times, the Vice Chairman, Corporate Secretary, and a Director. Fleischman owns or controls approximately 253,930 or 4.4% shares of PJA's stock.

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     9.   Defendant Kim V. Knapp, is and was at all relevant times, a Director of PJA.  Knapp is also a director of Pappa John's International, Inc.

     10. Defendants D. Ross Davison, Frank O. Kenner, Martin T. Hart, and Stephen P. Langford, are and were at all relevant times, directors of PJA.

     11. The individuals described in paragraphs 11 through 16 are referred to as the Individual Defendants.

     12. All of the directors and executive officers own 31.5% of the PJA's outstanding stock.

     13. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

     14. Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     15. Plaintiff brings this action on her own behalf and as a class action, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

     16.  This action is properly maintainable as a class action.

     17. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 4.32 million shares of common stock. There are hundreds of record and beneficial stockholders.

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     18.  There are questions of law and fact common to the Class including, inter alia, whether:
----- ----

          (a) defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          (b) plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

     19. Plaintiff is committed to prosecuting the action and have retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representatives of the Class.

     20. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     21. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

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                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     22.  On March 23, 2001, the Bloomberg news wire reported that Sherman and
                                 ---------
Stephens had offered to acquire al of the publicly traded shares of PJA in buyout whereby Sherman, Stephens and other members of PJA management (the "Investor Group") would take PJA private through purchase of the outstanding shares of PJA at $8.00 per share. The company's stock had consistently traded over the past six months in the range of $8.00 per share. Only after the stock declined in the first quarter of 2001 along with the general decline in the market, did the Investor Group make its current proposal.

     23. Under the terms of the proposal, members of the Investor Group would continue to own all of the shares of the Company that they presently control.

     24. Despite reporting recently greatly improved earnings, PJA shares have temporarily declined over the past thirty days. The company reported sales growth for 2000 in excess of 18% over the prior year and fourth quarter earnings for 2000 were reportedly 20% higher than fiscal 1999. The Investor Group now seek to take advantage of PJA's improving earnings and capture such value for itself to the detriment fo the Company's public shareholders at a price which is wholly inadequate.

     25. PJA announced the formation of a special committee to review the proposal. Such a committee, however, cannot effectively and independently represent and advocate the interests of the public shareholders in the face of the Investor Group's domination and control.

     26. Defendants, have breached their fiduciary obligations to PJA stockholders to maximize shareholder value.

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     27.  Because of the proposed transaction involves PJA management and the largest shareholders of the Company, the Investor Group was in a position to dictate the inequitable proposal that will undoubtedly be approved by the defendants.

     28. The Investor Group's proposal is grossly unfair, inadequate and provides value to PJA stockholders substantially below the fair or inherent value of the Company. Taking into account PJA's asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of PJA is materially greater than the consideration contemplated by the proposed transaction price.

     29. The Investor Group's proposal is wrongful, unfair, and harmful to PJA's public stockholders, and will deny them their right to share proportionately in the true value of PJA's valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the investor group.

     30. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of PJA's assets and businesses.

     31. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of PJA's valuable assets and businesses, all to the irreparable harm of the Class.

     32.  Plaintiff and the Class have no adequate remedy of law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

          (a) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

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          (b) declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

          (c) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing Durand's proposal;

          (d) in the event the proposed transaction is consummated, rescinding it and setting it aside;

          (e) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgement interest at the maximum rate allowable by law;

          (f) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          (g) granting such other and further relief as may be just and proper.
Dated: March 23, 2001.

                                    CHIMICLES & TIKELLIS LLP


                                 By:   /s/ Pamela Tikellis
                                    ------------------------------------------
                                    Pamela Tikellis
                                    One Rodney Square
                                    Wilmington, Delaware 19899
                                    (302) 656-2500

                                    Attorneys for Plaintiff

Of Counsel:

Robert I. Harwood
Matthew Houston
WECHSLER HARWOOD HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400

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